

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

Peter Lee
President and Chief Financial Officer
Merida Merger Corp. I
641 Lexington Avenue, 18th Floor
New York, NY 10022

   Re: Merida Merger Corp. I
   Form 8-K filed July 26,2021
   File No. 001-39119

Dear Mr. Lee:

   We have completed our review of your filing. We remind you that the company and its
management are responsible for the accuracy and adequacy of their disclosures, notwithstanding
any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction